UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Legg Mason Global Asset Management Variable Trust
Address of Principal Business Office:	100 International Drive, Baltimore, Maryland 21202
Telephone Number:	(410) 539-0000
Name and Address of Agent for Service of Process:	Richard M. Wachterman, Esq. Legg Mason & Co., LLC 100 International Drive Baltimore, Maryland 21202

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with filing of Form N-8A:                Yes          X     No

Item 1.	Legg Mason Global Asset Management Variable Trust
Item 2.	Registrant was organized under the laws of the State of Maryland on November 6, 2013.
Item 3.	Registrant is a statutory trust.
Item 4.	Registrant is a management company.
Item 5.	(a) Registrant is an open-end company.
(b) Registrant is a non-diversified company.
Item 6.	Legg Mason Partners Fund Advisor, LLC 620 Eighth Avenue New York, New York 10018
Brandywine Global Investment Management, LLC 2929 Arch Street Philadelphia, Pennsylvania 19104
Item 7.	Jennifer W. Murphy 100 International Drive Baltimore, Maryland 21202	Chairman
	Kenneth D. Fuller 100 International Drive Baltimore, Maryland 21202	President
	Richard Sennett 100 International Drive Baltimore, Maryland 21202	Principal Financial Officer
	Robert I. Frenkel 100 International Drive Baltimore, Maryland 21202	Secretary and Chief Legal Officer
	Richard M. Wachterman 100 International Drive Baltimore, Maryland 21202	Assistant Secretary
	Christopher Berarducci 100 International Drive Baltimore, Maryland 21202	Treasurer

Item 8.	Not applicable.
Item 9.	(a) No.
(b) Not applicable.
(c) Yes.
(d) No.
(e) Not applicable.
Item 10.	Zero.
Item 11.	No.
Item 12.	Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Baltimore and the State of Maryland as of the 5th day of November, 2013.

Legg Mason Global Asset Management Variable Trust
By: Name: Title:	/s/ Kenneth D. Fuller Kenneth D. Fuller President

Attest: Name: Title:	/s/ Richard M. Wachterman Richard M. Wachterman Assistant Secretary

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